     Filed pursuant to Rule 433
Registration No. 333-121401

FINAL TERM SHEET

Dated February 7, 2006

Issuer:	Landwirtschaftliche Rentenbank

Title of securities:	$1,250,000,000 4.875% Notes due 2011

Status of the notes:	The notes will constitute senior, unsecured
obligations of the Issuer and rank pari passu
with all other senior obligations outstanding

Aggregate principal amount:	U.S.$1.25 billion

Denomination:	U.S.$1,000

Settlement date:	February 14, 2006

Maturity date	February 14, 2011

Interest:	4.875% per annum, accruing from settlement
date, on a 30/360 day count basis, following
unadjusted business day convention

Business Days:	TARGET, New York

Interest payment dates:	Every February 14 and August 14 of each year, commencing
August 14, 2006

Redemption price:	100%

Issue price:	99.956%

Fees:	0.10%

Net proceeds:	U.S.$1,248,200,000

CUSIP:	515110 AR 5

Joint Lead Managers	Morgan Stanley & Co. International Limited
Nomura International plc.
Royal Bank of Canada Europe Limited

Co-lead Managers	Goldmann Sachs International
Mitsubishi UFJ Securities International plc
Mizuho International plc
The Royal Bank of Scotland plc
The Toronto-Dominion Bank

Listing	SWX Swiss Exchange

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov (and more specifically, at the URL link http://www.sec.gov/cgi-bin/browse-edgar?company=Landwirtschaftliche&CIK=&filenum=&State=&SIC=&owner=include& action=getcompany). Alternatively, any Manager participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free +1 -866-718-1649.